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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
the Securities Exchange Act of 1934

(Amendment No. _____)

Advanced Semiconductor Engineering, Inc.

(Name of Subject Company)

Advanced Semiconductor Engineering, Inc. (issuer)

(Names of Filing Person)

American Depositary Shares, each representing 5 Common Shares, par value NT$10.00 per share

(Title of Class of Securities)

00756M404

(CUSIP Number of Class of Securities)

Joseph Tung, Chief Financial Officer/Vice President
Advanced Semiconductor Engineering, Inc.
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan 110
Republic of China
Telephone: 886-2-8780-5489

Copy to:
Show-Mao Chen, Esq.
Davis Polk & Wardwell
The Hong Kong Club Building
3A Chater Road
Hong Kong
Telephone: 852-2533-3328
Facsimile: 852-2533-3388

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS

Exhibit Number	Description

99.9	Press release issued by ASE on February 15, 2007